Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WINDTREE THERAPEUTICS, INC.

(Pursuant to Sections 228 and 242 of the

General Corporation Law of the State of Delaware)

The Corporation was originally incorporated on November 6, 1992, under the name “Ansan, Inc.” The Corporation changed its name on November 25, 1997, to Discovery Laboratories, Inc. The Corporation changed its name again on April 15, 2016, to Windtree Therapeutics, Inc.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) and the amendments set forth below shall become effective upon the filing and effectiveness pursuant to the Delaware Corporation Law of this of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

1.     Article Four of the Amended and Restated Certificate of Incorporation, of the Corporation is hereby amended by adding the following paragraph at the end thereof:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each three (3) share(s) of the Corporation’s common stock (“Share”'), par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares will be issued as a result of the Reverse Stock Split. Instead, stockholders who otherwise would be entitled to receive a fractional shares of Common Stock as a consequence of the Reverse Stock Split will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our Common Stock on the business day immediately preceding the effective date of the Reverse Stock Split as reported on the OTCQB® by (ii) the number of shares of our Common Stock held by the Stockholder that would otherwise have been exchanged for the fractional share interest. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

2.     This Certificate of Amendment shall become effective on April 29, 2020 at 12:01 a.m. Eastern Time.

3.     Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as amended, remains in full force and effect.

IN WITNESS WHEREOF, Windtree Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 28th day of April, 2020.

Windtree Therapeutics, Inc.

By:	/s/ Craig E. Fraser
Craig E. Fraser President and Chief Executive Officer

[Signature Page to Certificate of Amendment]